EXHIBIT 2.1

Execution Version

TRANSACTION AGREEMENT

dated January 30, 2006

between

Amazys Holding AG
c/o Gretag-Macbeth AG, Althardstrasse 70,
CH-8105 Regensdorf,
Switzerland	(“Amazys”)

and

X-Rite, Incorporated
3100 44th Street S.W., Grandville,
Michigan 49418, USA	(“X-Rite”)

Regarding

A Public Tender Offer for all Outstanding Shares of Amazys

TABLE OF CONTENTS

1.	Defined Terms		4

2.	Public Tender Offer by X-Rite		5
	2.1.	The Offer	5
	2.2.	Offer Price	5
	2.3.	Offer Conditions	6
	2.4.	Implementation of the Public Tender Offer by X-Rite	6
	2.5.	Fairness Opinions	7
	2.6.	Treatment of Restricted Shares and Options	7

3.	Obligations of Amazys in Relation to the Public Tender Offer		8
	3.1.	Report of Amazys’ Board of Directors; Financial Statements	8
	3.2.	Non-solicitation	8
	3.3.	No Acquisition and Disposal of Shares	10
	3.4.	Resignation of Board Members; Shareholders’ Meeting	10
	3.5.	Further Undertakings of Amazys	11

4.	Conduct of Business between the Signing Date and the Settlement Date		11

5.	Corporate Governance after the Settlement Date		14
	5.1.	Board of Directors of X-Rite	14
	5.2.	Senior Management of the Combined Group	14
	5.3.	Communication	15

6.	Term and Termination		15
	6.1.	Entry into Effect	15
	6.2.	Termination By Amazys	15
	6.3.	Termination By X-Rite	16
	6.4.	Effect of Termination	16

7.	Miscellaneous		16
	7.1.	Entire Agreement; modifications	16
	7.2.	No Waiver	17
	7.3.	Severability	17
	7.4.	Notices	17
	7.5.	Confidentiality and Press Releases	18
	7.6.	Assignment	18
	7.7.	Parties in interest	19
	7.8.	Cost and Expenses; Taxes	19

8.	Applicable Law and Dispute Resolution		19

TABLE OF SCHEDULES

Schedule No.	Schedule Name
Schedule 1	Defined Terms
Schedule 2.1(b)	Pre-Announcement
Schedule 3.4(b)	Form of Mandate Agreement

This Transaction Agreement (the “Agreement”) is made as of this January 30, 2006 by and between (i) Amazys Holding AG, c/o Gretag-Macbeth AG, Althardstrasse 70, CH-8105 Regensdorf, Switzerland, and (ii) X-Rite, Incorporated, 3100 44th Street S.W., Grandville, Michigan 49418, USA.

WHEREAS:

(A)	Amazys is a Swiss company limited by shares with registered seat in Regensdorf, Switzerland, whose share capital amounts to CHF 7,629,120, divided into 3,178,800 registered shares (Namenaktien) with a par value of CHF 2.40 each (the “Amazys Shares”), listed on the SWX Swiss Exchange under securities number 1234182 (ISIN CH0012341829).

(B)	X-Rite is a Michigan corporation with an authorized capital stock consisting of 50,000,000 shares of common stock with a par value of USD 0.10 each and 5,000,000 shares of preferred stock with a par value of USD 0.10 each and an issued capital stock consisting of 21,240,792 shares of common stock with a par value of USD 0.10 each (the “X-Rite Shares”), listed on the NASDAQ.

(C)	The Parties wish to combine their respective businesses by way of a public tender offer by X-Rite for all outstanding Amazys Shares which is recommended by Amazys’ board of directors, all pursuant to the terms and subject to the conditions of this Agreement.

(D)	X-Rite has provided Amazys with the copy of a binding commitment of its financing banks in respect of the financing of a portion of the cash portion to be paid by X-Rite under the Public Tender Offer.

(E)	X-Rite is willing to grant Amazys the right to recommend three persons as members of the board of directors of X-Rite and to agree on a succession plan regarding certain management positions of X-Rite according to the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, the Parties agree as follows:

1.	DEFINED TERMS

As used in this Agreement, the capitalised terms shall have the meaning set forth in Schedule 1.

2.	PUBLIC TENDER OFFER BY X-RITE

2.1.	THE OFFER

(a)	On the terms and subject to the conditions set forth in this Agreement, X-Rite shall submit a public tender offer (the “Public Tender Offer”) for all Amazys Shares which are in issue on the Signing Date and which may be issued from the Signing Date until the last day of the Statutory Extension Period pursuant to stock options which are outstanding on the Signing Date, other than the Amazys Shares held by Amazys or any of its Subsidiaries at the last day of the Statutory Extension Period (the “Treasury Shares”).

(b)	X-Rite shall publish the pre-announcement (Voranmeldung) relating to the Public Tender Offer, as set forth in Schedule 2.1(b), (the “Pre-Announcement”) in the electronic media before the opening of SWX Swiss Exchange on the first Trading Day after the Signing Date.

2.2.	OFFER PRICE

(a)	The offer price per Amazys Share to be offered by X-Rite in the Public Tender Offer (the “Offer Price”) shall be (i) CHF 77 in cash, plus (ii) 2.11 fully paid X-Rite Shares, issued pursuant to a registration statement on Form S-4 effective under the US Securities Act of 1933 and listed on NASDAQ and the SWX Swiss Exchange (secondary listing), to be delivered at the Settlement Date free and clear from any encumbrance (the “Consideration Shares”).

(b)	No fractional X-Rite Shares shall be issued. All fractional shares that a holder of any Amazys Shares who accepts the Public Tender Offer would otherwise be entitled to receive as a result of the Public Tender Offer shall be aggregated. If a fractional X-Rite Share results from the aggregation, the holder shall be entitled to receive, in lieu thereof, a cash amount, without interest, determined by (i) multiplying the closing price per X-Rite Share as reported on the NASDAQ on the second Trading Day preceding the Settlement Date by the fraction of a X-Rite Share to which the holder would otherwise have been entitled, and (ii) translating such US Dollars amount into Swiss Francs at the USD/CHF Federal Reserve Bank of New York noon buying rate on the second Trading Day preceding the Settlement Date. X-Rite shall make such payments to the holders of fractional share interests on the Settlement Date.

(c)	The Offer Price shall be fully adjusted for any dilutive effects in relation to the Amazys Shares or the X-Rite Shares, as the case may be, including any dividend payments, sale or issuance of shares or capital increases below the Offer Price (in the case of Amazys Shares) or the market value (in the case of the X-Rite Shares) or any issuance of options, warrants, convertible securities or other rights of any kind to acquire shares, except that:

(i)	the sale, transfer or issuance by Amazys or its Subsidiaries of Amazys Shares under any stock options which are outstanding on the Signing Date pursuant to any Amazys employee share, option or similar scheme or arrangement in existence on the Signing Date in accordance with their terms shall not result in any adjustment;

(ii)	the sale, transfer or issuance by X-Rite or its Subsidiaries of employee options or X-Rite Shares under any X-Rite employee share, option or similar scheme or arrangement in existence on the Signing Date in accordance with their terms and in the normal course consistent with past practice shall not result in any adjustment; and

(iii)	the ordinary quarterly dividend of X-Rite not exceeding USD 0.025 per share in the normal course consistent with past practice shall not result in any adjustment.

(d)	The Offer Price shall be net of any stamp taxes and bank charges levied on the transfer of Amazys Shares to X-Rite or the issuance or transfer of Consideration Shares to the tendering Amazys shareholders under the Public Tender Offer, and X-Rite shall undertake in the Offer Prospectus to bear such taxes and charges.

2.3.	OFFER CONDITIONS

The Public Tender Offer shall be subject to the fulfilment or waiver by X-Rite of the conditions precedent set forth in the Pre-Announcement.

2.4.	IMPLEMENTATION OF THE PUBLIC TENDER OFFER BY X-RITE

Following the Signing Date, X-Rite shall:

(a)	prepare and, each time within the statutory period of time, publish the prospectus (the “Offer Prospectus”) and such other documents relating to the Public Tender Offer as are required by law (the “Offer Documents”), each time after having consulted with Amazys and its advisers and after having given Amazys and its advisers reasonable opportunity to review and comment on the Offer Documents;

(b)	use reasonable best efforts to procure that the conditions of the Public Tender Offer regarding X-Rite shareholder approval and issuance, registration and listing on the NASDAQ and SWX Swiss Exchange (secondary listing) of the Consideration Shares are satisfied; and

(c)	comply with all disclosure and reporting obligations under the SESTA and the related ordinances.

2.5.	FAIRNESS OPINIONS

Each Party has engaged appropriate advisers to prepare and deliver a fairness opinion confirming that the Public Tender Offer is fair to its shareholders from a financial perspective and, as of the Signing Date, Amazys has received the such fairness opinion.

2.6.	TREATMENT OF RESTRICTED SHARES AND OPTIONS

The Parties agree that the holders of Amazys Shares that are subject to the restrictions under Amazys’ employee stock plans (“Restricted Shares”) and the holders of options to acquire shares in Amazys under Amazys’ employee share option plans (“Options”) shall be afforded an opportunity to realize their investments if the Public Tender Offer is successful on terms equal to the terms of the Public Tender Offer. In accordance with this principle,

(a)	Amazys shall take the necessary actions to lift the transfer restrictions on the Restricted Shares for purposes of allowing the holders of Restricted Shares to tender the Restricted Shares in the Public Tender Offer; and

(b)	X-Rite shall, if the Public Tender Offer is successful, promptly after the Settlement Date, make an offer to the holders of Options to acquire the Options or any shares in Amazys acquired by the holders of such Options that have vested (including vesting due to a change in control in Amazys) and were exercised, in both cases on terms that are in accordance with the principle of equal treatment.

It is understood and agreed that Amazys shall be free to take such measures as are required to allow holders of Options to exercise such Options and tender any shares (including acceleration of vesting and exercise procedures) in Amazys acquired by such exercise, in which case X-Rite shall be released from the obligation set forth under sub-paragraph (b) above.

3.	OBLIGATIONS OF AMAZYS IN RELATION TO THE PUBLIC TENDER OFFER

3.1.	REPORT OF AMAZYS’ BOARD OF DIRECTORS; FINANCIAL STATEMENTS

(a)	Amazys hereby confirms that its board of directors has:

(i)	determined that this Agreement and the transactions thereby contemplated are fair to, and in the best interest of, Amazys and its shareholders;

(ii)	approved this Agreement; and

(iii)	unanimously resolved to recommend acceptance of the Public Tender Offer in accordance with article 29(1) SESTA in a timely manner so that the report of Amazys’ board of directors can be included in the Offer Prospectus.

(b)	Amazys shall procure that its consolidated financial statements as of December 31, 2005 will be published in a timely manner prior to the expiration of the Offer Period in accordance with the requirements of the TOB.

3.2.	NON-SOLICITATION

(a)	Amazys shall not, nor shall it authorize or permit any Amazys Subsidiary to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of, Amazys or any Amazys Subsidiary to:

(i)	directly or indirectly solicit, initiate or encourage the submission of any Company Takeover Proposal, or take any action designed to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal;

(ii)	enter into any agreement with respect to any Company Takeover Proposal; or

(iii)	directly or indirectly enter into, participate in or continue any discussions or negotiations regarding, or furnish to any Person any information with respect to, any Company Takeover Proposal;

provided, however, that prior to the expiration of the Statutory Extension Period, Amazys may, to the extent required by the fiduciary obligations of Amazys’ board of directors, as determined in good faith by Amazys’ board of directors after consultation with outside counsel, in response to an unsolicited request therefore that is made by a Person who Amazys’ board of directors determines, in good faith, is reasonably capable of making a Superior Company Proposal and which is reasonably likely to result in a Superior Company Proposal that was not solicited by Amazys and that did not otherwise result from a breach of this Section 3.2(a), and subject to compliance with Section 3.2(c), (x) furnish information with respect to Amazys to the Person making such Company Takeover Proposal and its Representatives pursuant to a customary confidentiality agreement and (y) participate in discussions or negotiations with such Person and its Representatives regarding a Company Takeover Proposal.

(b)	Neither Amazys’ board of directors nor any committee thereof shall, except to the extent required by the fiduciary obligations of Amazys’ board members as determined in good faith by Amazys’ board of directors after consultation with outside counsel, (i) withdraw or modify in a manner adverse to X-Rite, or propose publicly to withdraw or modify, in a manner adverse to X-Rite, the recommendation of the Public Tender Offer except in case of a Material Adverse Event with respect to X-Rite, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Company Takeover Proposal, or (iii) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal, unless, prior to the expiration of the Statutory Extension Period, a Superior Company Proposal is submitted and as a result thereof Amazys’ board of directors determines in good faith, after consultation with outside counsel, that it is necessary to do any of the foregoing in order to comply with their fiduciary obligations.

(c)	Amazys promptly shall advise X-Rite of any Company Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Company Takeover Proposal and the identity of the Person making any such Company Takeover Proposal or inquiry including any change to the material terms of any such Company Takeover Proposal or inquiry.

(d)	Nothing contained in this Section 3.2 and this Agreement shall prohibit Amazys from or restrict Amazys in making any disclosure to Amazys’ shareholders, the Swiss Takeover Board, the stock exchange or any other authority if, in the good faith judgment of Amazys’ board of directors, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law.

(e)	For purposes of this Agreement:

(i)	“Company Takeover Proposal” means (i) any proposal or offer to Amazys by a Third Person for a merger, share exchange, business combination, consolidation, liquidation, dissolution, recapitalization, reorganization or other similar transaction involving Amazys or any Amazys Subsidiary, (ii) any proposal to Amazys by a Third Person for the issuance by Amazys or any Amazys Subsidiary of over ten percent (10%) of its equity securities as consideration for the assets or securities of another Person, (iii) any proposal or offer by a Third Person to acquire in any manner, directly or indirectly, over ten percent (10%) of the equity securities of Amazys or any Amazys Subsidiary by a Third Person, or (iv) any proposal or offer to Amazys by a Third Person to acquire, lease, exchange, mortgage, pledge, dispose of or otherwise transfer, in any manner, directly or indirectly, over ten percent (10%) of the consolidated total assets of Amazys, in a single transaction or a series of related transactions, in each case other than the transactions contemplated hereby and other than any transaction permitted by Section 4; and “Company Takeover” means any such transaction that results from a Company Takeover Proposal.

(ii)	“Superior Company Proposal” means any proposal or offer made by a Third Person to acquire a majority of the equity securities or assets of Amazys, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, or a sale of all or substantially all its assets, (i) on terms which Amazys’ board of directors determines in good faith to be superior from a financial point of view to the holders of Amazys Shares than the transaction contemplated by this Agreement, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by X-Rite to amend the terms of this Agreement) and (ii) that is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal.

3.3.	NO ACQUISITION AND DISPOSAL OF SHARES

Unless X-Rite shall have given its prior consent, such consent not to be unreasonably withheld or delayed, or has declared that the Public Tender Offer has failed, none of Amazys or its Subsidiaries shall, after the Signing Date:

(a)	acquire or sell any Amazys Shares or rights to acquire Amazys Shares; or

(b)	tender any Treasury Shares under the Public Tender Offer.

3.4.	RESIGNATION OF BOARD MEMBERS; SHAREHOLDERS’ MEETING

Amazys shall procure that, subject to the satisfaction or waiver by X-Rite of all conditions under the Public Tender Offer, either:

(a)	all members of Amazys’ board of directors will, subject to completion (Zustandekommen) of the Public Tender Offer, resign from office with effect from the Settlement Date and a shareholders’ meeting of Amazys will be held prior to the expiration of the Offer Period for the election of the Persons nominated by X-Rite to Amazys’ board of directors with effect from the Settlement Date, in which alternative Amazys shall use its reasonable best efforts in supporting the election of the persons nominated by X-Rite to Amazys’ board of directors; or

(b)	all members of the board of directors of Amazys (except for members resigning from office) will, subject to fulfilment or waiver of all conditions of the Public Tender Offer, enter into customary mandate agreements (Mandatsverträge) substantially in the form of Schedule 3.4(b) with X-Rite for the period from the Settlement Date until the election of the persons nominated by X-Rite to the board of directors of Amazys, by which agreement such members undertake, subject to the company interest and mandatory provisions of law and against full indemnification, to use their reasonable best efforts to ensure that the business of Amazys will be conducted in the ordinary course.

3.5.	FURTHER UNDERTAKINGS OF AMAZYS

Prior to the expiry of the Offer Period, Amazys shall:

(a)	not issue any new shares or equity related financial instruments other than under any stock options which are outstanding on the Signing Date pursuant to any Amazys employee share, option or similar scheme or arrangement in existence on the Signing Date;

(b)	comply with all disclosure and reporting obligations under the SESTA and the related ordinances; and

(c)	provide in a timely manner the information required by X-Rite in relation to the preparation of the Offer Documents.

4.	CONDUCT OF BUSINESS BETWEEN THE SIGNING DATE AND THE SETTLEMENT DATE

Except as otherwise contemplated by this Agreement, during the period from the Signing Date until the Settlement Date, each of Amazys and its Subsidiaries shall conduct its respective operations according to its ordinary and usual course of business and consistent with past practice and use all reasonable efforts consistent with prudent business practice to preserve intact the business organisation, to keep available the services of their current officers and key employees and to maintain existing relationships with those having significant business relationships with Amazys and its Subsidiaries, in each case in all material respects. Without limiting the generality of the foregoing, during the period from the Signing Date until the Settlement Date, Amazys shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of X-Rite, such consent not to be unreasonably withheld or delayed:

(a)	(i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of capital stock of it or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(b)	issue, deliver, sell or grant (i) any shares of its capital stock, (ii) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, or (iii) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than the issuance of Amazys Shares upon the exercise of stock options outstanding on the Signing Date and in accordance with their present terms;

(c)	amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;

(d)	acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to Amazys and its Subsidiaries taken as a whole, except purchases of inventory and services in the ordinary course of business consistent with past practice;

(e)	(i) grant to any employee, officer or director of Amazys or any Amazys Subsidiary any increase in compensation, except in the ordinary course of business consistent with prior practice or to the extent required under employment agreements in effect as of the Signing Date or applicable laws, (ii) grant to any employee, officer or director of Amazys or any Amazys Subsidiary any increase in severance or termination pay, except to the extent required under any agreement in effect as of the Signing Date or applicable laws, (iii) enter into any employment, consulting, severance or termination agreement with any such employee, officer or director, (iv)

establish, adopt, enter into or amend in any material respect any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan (a “Company Benefit Plan”) or (v) take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with prior practice, under any collective bargaining agreement or Company Benefit Plan;

(f)	make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of it, except for such changes as Amazys may be required to implement by law or by the accounting principles applicable to it;

(g)	sell, lease (as lessor), license or otherwise dispose of or subject to any lien any properties or assets, except sales of inventory and excess or obsolete assets, sales of services, and licensing of software in the ordinary course of business consistent with past practice and except for the sale of Amazys’ facility in New Windsor, CT, substantially on the terms heretofore described to X-Rite;

(h)	incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of it or any of its Subsidiaries, guarantee any debt securities of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice;

(i)	make or agree to make any new capital expenditure or expenditures that, individually, is in excess of CHF 100,000 or, in the aggregate per calendar quarter, are in excess of CHF 1 million;

(j)	make or change any material tax election or settle or compromise any material tax liability or refund;

(k)	(i) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of it included in the its financial statements or incurred in the ordinary course of business consistent with past practice, or (ii) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value; or

(l)	authorize any of, or commit or agree to take any of, the foregoing actions.

5.	CORPORATE GOVERNANCE AFTER THE SETTLEMENT DATE

5.1.	BOARD OF DIRECTORS OF X-RITE

(a)	Subject to the satisfaction or waiver by X-Rite of all conditions precedent under the Public Tender Offer, each of Messrs. Mario Fontana, Massimo Sgarlata Lattmann and Gideon Argov (the “Nominated Persons”) has been jointly nominated by the Parties to serve as a member of X-Rite’s board of directors with effect from the Settlement Date, and each such Nominated Person has accepted such appointment.

(b)	X-Rite’s board of directors will take all actions necessary such that, effective immediately following the Settlement Date, each of Messrs. Argov, Lattmann and Fontana shall become a member of X-Rite’s board of directors and will be nominated at X-Rite’s next annual meeting of shareholders scheduled for May 2006 with terms of office of not less than one, two, and three years, respectively.

(c)	Immediately following the Settlement Date, subject to the satisfaction or waiver by X-Rite of all conditions precedent under the Public Tender Offer, the board of directors of X-Rite will comprise nine members, three of which will be the Nominated Persons and one of which will at the same time be the CEO of X-Rite.

5.2.	SENIOR MANAGEMENT OF THE COMBINED GROUP

Subject to the satisfaction or waiver by X-Rite of all conditions precedent under the Public Tender Offer, (i) the current Amazys CEO will become President and Chief Operating Officer of X-Rite as from the Settlement Date, and (ii) X-Rite hereby confirms its intention to promote the current Amazys CEO to the position of the CEO of X-Rite after a period of not more than 18 months from the Settlement Date, all subject to the final approval of the board of directors of X-Rite at the appropriate time and subject to, and in accordance with, the terms of the employment agreement that has been entered into by X-Rite and the current Amazys CEO on or prior to the Signing Date. The CEO of X-Rite will be the person ultimately responsible for the overall management of the combined business of X-Rite and Amazys and report directly to the entire board of directors of X-Rite.

5.3.	COMMUNICATION

The Parties shall duly communicate publicly their agreements and succession plans set forth in this Section 5 on the date of the Pre-Announcement, subject to Section 7.5.

6.	TERM AND TERMINATION

6.1.	ENTRY INTO EFFECT

This Agreement shall enter into effect upon its due execution by both Parties.

6.2.	TERMINATION BY AMAZYS

Amazys shall have the right to terminate this Agreement by written notice to X-Rite with immediate effect in any of the following events:

(a)	any of the conditions of the Public Tender Offer is not satisfied or waived by X-Rite in accordance with the Pre-Announcement or the Offer Prospectus;

(b)	prior to the expiration of the Statutory Extension Period a Superior Company Proposal is submitted and Amazys’ board of directors has resolved to withdraw or modify its recommendation of the Public Tender Offer in accordance with Section 3.2(b), provided that Amazys shall have given X-Rite a reasonable opportunity to improve the Public Tender Offer within a reasonable period of time (of not less than 10 Trading Days, except if required otherwise by applicable law or a regulatory authority or if Amazys or Amazys’ shareholders are reasonably likely to be materially prejudiced if the period is not shorter than 10 Trading Days) so that the Public Tender Offer is superior to the competing offer, and X-Rite has not taken such opportunity;

(c)	the Nominated Persons have not been elected or appointed to X-Rite’s board of directors in accordance with Section 5.1(b); or

(d)	X-Rite materially breaches its obligations under this Agreement and such breach is not remedied within five (5) Trading Days following receipt of written notice of such breach from Amazys.

6.3.	TERMINATION BY X-RITE

X-Rite shall have the right to terminate this Agreement by written notice to Amazys with immediate effect in any of the following events:

(a)	any of the conditions of the Public Tender Offer is not satisfied or waived by X-Rite in accordance with the Pre-Announcement or the Offer Prospectus;

(b)	Amazys materially breaches its obligations under this Agreement and such breach is not remedied within five (5) Trading Days following receipt of written notice of such breach from X-Rite; or

(c)	Amazys’s board of directors or any committee thereof (i) withdraws or modifies, in a manner adverse to X-Rite, or proposes publicly to withdraw or modify, in a manner adverse to X-Rite, its approval or recommendation of this Agreement and the Public Tender Offer, (ii) fails to recommend to Amazys’ shareholders that they accept the Public Tender Offer or (iii) approves or recommends, or proposes publicly to approve or recommend, any Company Takeover Proposal.

6.4.	EFFECT OF TERMINATION

In the event of a termination by either Party, the provisions of this Agreement shall cease to have any effect except for the provisions of this Section 6.4, Section 7 and Section 8 which shall continue to be in effect for an indefinite period of time. Any such termination shall be without prejudice to the liability of either Party for a breach of this Agreement prior to its termination.

7.	MISCELLANEOUS

7.1.	ENTIRE AGREEMENT; MODIFICATIONS

Except for the confidentiality agreement executed in connection with and prior to this Agreement, this Agreement constitutes the entire agreement of the Parties concerning the object of this Agreement and supersedes all previous agreements or arrangements, negotiations, correspondence, undertakings and communications, oral or in writing. This Agreement including this Section shall be modified only by an agreement in writing executed by the Parties which shall explicitly refer to this Section.

7.2.	NO WAIVER

The failure of either of the Parties to enforce any of the provisions of this Agreement or any rights with respect hereto shall in no way be considered as a waiver of such provisions or rights or in any way affect the validity of this Agreement. The waiver of any breach of this Agreement by either Party shall not operate to be construed as a waiver of any other prior or subsequent breach.

7.3.	SEVERABILITY

If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall, if possible, be adjusted rather than voided, in order to achieve a result which corresponds to the fullest possible extent to the intention of the Parties. The nullity or adjustment of any provision of this Agreement shall not affect the validity and enforceability of any other provision of this Agreement, unless this appears to be unreasonable for any of the Parties.

7.4.	NOTICES

(a)	Any notice, request or instruction to be made under this Agreement shall be made in writing and be delivered by registered mail or courier or by facsimile (to be confirmed in writing delivered by registered mail or courier) to the following addresses (or such other addresses as may from time to time have been notified in accordance with this Section 7.4(a)):

(i)	If to Amazys:

Amazys Holding AG

Attn. Mario Fontana, Chairman of the Board of Directors

Attn. Thomas Joseph Vacchiano, Chief Executive Officer

Althardstrasse 70

CH-8105 Regensdorf

Switzerland

Fax: +41 44 842 22 22

with a copy to:

Lenz & Staehelin

Attn. Dr. Rudolf Tschäni

Attn. Hans-Jakob Diem

Bleicherweg 58

CH-8027 Zürich

Switzerland

Fax: +41 44 204 12 00

(ii)	If to X-Rite:

X-Rite, Incorporated

Attn. Michael C. Ferrara, Chief Executive Officer

3100 44th Street, S.W.

Grandville, MI 49418 USA

Fax: +1 616 534 1351

with a copy to:

McDermott Will & Emery LLP

Attn. Helen R. Friedli, P.C.

221 W. Monroe Street

Chicago, IL 60606 USA

Fax: +1 312 984 7700

(b)	Any notice, request or instruction made under or in connection with this Agreement shall be deemed to have been delivered on the Trading Day on which it has been received (by courier, postal service or facsimile) by the recipient thereof.

7.5.	CONFIDENTIALITY AND PRESS RELEASES

Without the prior written consent of the other Party, neither Party shall disclose to any Third Person and keep in strict confidence this Agreement and its contents or publish any press release or make any public announcement in respect of the transactions contemplated by this Agreement, unless any such disclosure, press release or public announcement is required under applicable laws or stock exchange regulations or ordered by any competent judicial or regulatory authority or by any competent stock exchange (in which case the Parties shall, to the extent practicable and permissible, consult with each other prior to any such disclosure).

7.6.	ASSIGNMENT

(a)	Subject to Section 7.6(b), neither Party shall assign this Agreement or any rights, claims, obligations or duties under this Agreement to any Person without the prior written consent of the other Party.

(b)	In the event that X-Rite elects to submit the Offer Prospectus through a fully-owned Subsidiary, X-Rite shall have the right to assign this Agreement in whole to such Subsidiary, provided that in the event of such assignment X-Rite shall be and remain fully liable for the fulfilment of all and any of the assignee’s obligations and duties under this Agreement.

7.7.	PARTIES IN INTEREST

This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and, nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

7.8.	COST AND EXPENSES; TAXES

(a)	Subject to Section 2.2(d) and except as provided in Section 7.8(b) below, each Party shall bear all costs, expenses and taxes incurred by it in connection with the transactions contemplated by this Agreement.

(b)	Amazys shall reimburse X-Rite for its out of pocket expenses actually incurred in connection with the Public Tender Offer up to a maximum amount of CHF 1.9 million upon the consummation of a Company Takeover for which a Company Takeover Proposal was received prior to the expiration of the Statutory Extension Period. Upon receipt of such reimbursement, X-Rite waives any and all other remedies it may have under applicable laws against Amazys or the third party or parties involved in the Company Takeover, except for remedies for breach of this Agreement.

8.	APPLICABLE LAW AND DISPUTE RESOLUTION

(a)	This Agreement shall be subject to and governed by Swiss substantive law.

(b)	Any disputes arising out of or in connection with this Agreement, including disputes regarding its conclusion, binding effect, amendment and termination, shall be finally resolved to the exclusion of the ordinary courts by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce in force on the date when the notice of arbitration is submitted in accordance with such rules. The number of arbitrators shall be three. The arbitration shall be conducted in English and the place of arbitration shall be Zurich, Switzerland.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

Amazys Holding AG

/s/ Mario Fontana		/s/ Dr. Christoph Reinhardt
Mario Fontana		Dr. Christoph Reinhardt
Chairman of the Board of Directors		Member of the Board of Directors

X-Rite, Incorporated

/s/ Michael C. Ferrara		/s/ Mary E. Chowning
Name:	Michael C. Ferrara	Name:	Mary E. Chowning
Title:	CEO	Title:	CFO

Schedule 1

DEFINED TERMS

The capitalised terms used in the Agreement shall have the meaning ascribed to them in this Schedule 1.

“Affiliate” shall mean any Business Association that (i) is under Control of another Person or (ii) has Control over another Business Association.

“Agreement” shall mean this agreement including all Schedules.

“Amazys” shall have the meaning set forth on the cover page of this Agreement.

“Amazys Shares” shall have the meaning set forth in Recital (A).

“Business Association” shall mean any corporation, company, association, foundation or other incorporated legal entity (juristische Person) or any general or limited partnership or other non-incorporated organisation (Rechtsgemeinschaft) doing business.

“CEO” shall mean Chief Executive Officer, being the person ultimately responsible for the overall management of the business.

“CHF” shall mean Swiss Francs, being the lawful currency of Switzerland.

“CO” shall mean the Swiss Code of Obligations (Obligationenrecht) of 30 March 1911, as amended.

“Company Benefit Plan” shall have the meaning set forth in Section 4(e).

“Company Takeover Proposal” shall have the meaning set forth in Section 3.2(e)(i).

“Company Takeover” shall have the meaning set forth in Section 3.2(e)(i).

“Consideration Shares” shall have the meaning set forth in Section 2.2(a).

“Control” shall be deemed to exist if a Person, alone or jointly with another Person, directly or indirectly, (i) owns more than half of the voting rights of a Business Association, or (ii) is otherwise able to direct the business affairs of a Business Association by virtue of any legal or factual circumstances.

“Material Adverse Event” shall mean any matter(s) or event(s) which, individually or in the aggregate, cause, or are reasonably likely to cause, on an annual basis, a reduction (and not merely a delay in timing to the next succeeding fiscal quarter), as confirmed by a reputed, independent accounting firm or investment bank appointed by X-Rite, of:

(i)	the consolidated operating income before interest, taxes, depreciation and amortization (EBITDA) of X-Rite of 20% or more, compared to the EBITDA as reported for the four quarters ending September 30, 2005; or

(ii)	the consolidated net sales of X-Rite of 10% or more, compared to the net sales as reported for the four quarters ending September 30, 2005; or

(iii)	the consolidated total shareholders’ equity of X-Rite of 20% or more, compared to the consolidated equity as reported for the four quarters ending September 30, 2005.

“Nominated Persons” shall have the meaning set forth in Section 5.1(a).

“Offer Documents” shall have the meaning set forth in Section 2.4(a).

“Offer Period” shall mean the period during which the Public Tender Offer is open for acceptance by the Amazys shareholders according to article 14 (3) and (4) TOO (Angebotsfrist), excluding, for the avoidance of doubts, the Statutory Extension Period (Nachfrist).

“Offer Price” shall have the meaning set forth in Section 2.2(a).

“Offer Prospectus” shall have the meaning set forth in Section 2.4(a).

“Options” shall have the meaning set forth in Section 2.6.

“Party” shall mean either of, and “Parties” shall mean both of, Amazys and X-Rite.

“Person” shall mean any individual person (natürliche Person), any corporation, company, association, foundation or other incorporated legal entity (juristische Person), any general or limited partnership or other non-incorporated organisation (Rechtsgemeinschaft) doing business, or any state, governmental or other authoritative administration, entity or body.

“Pre-Announcement” shall have the meaning set forth in Section 2.1(b).

“Public Tender Offer” shall have the meaning set forth in Section 2.1(a).

“Representatives” shall have the meaning set forth in Section 3.2(a).

“Restricted Shares” shall have the meaning set forth in Section 2.6.

“Schedule” shall mean a schedule attached to this Agreement.

“Schedule” shall mean a schedule of this Agreement.

“Section” shall mean a section of this Agreement.

“SESTA” shall mean the Stock Exchange and Securities Trading Act (Bundesgesetz über die Börsen und den Effektenhandel) of March 24, 1995, as amended.

“SESTO-FBC” shall mean the Stock Exchange and Securities Trading Ordinance of the Federal Banking Commission (Börsenverordnung-EBK) of June 25, 1997, as amended.

“Settlement Date” shall mean the day on which the Public Tender Offer is settled (vollzogen).

“Signing Date” shall mean the date of this Agreement.

“Statutory Extension Period” shall mean the additional acceptance period of ten (10) Trading Days after the offeror has declared the offer successful according to article 14(5) TOO (Nachfrist).

“Subsidiary” shall mean any Business Association which is under the Control of another Business Association.

“Superior Company Proposal” shall have the meaning set forth in Section 3.2(e)(ii).

“Third Person” shall mean any Person which is not under the Control of, has no Control over, and does not act on the account (auf Rechnung) of, Amazys or X-Rite or any of their respective Affiliates.

“TOB” shall mean the Swiss Takeover Board.

“TOO” shall mean the Takeover Ordinance of the Takeover Commission (Verordnung der Übernahmekommission über öffentliche Kaufangebote) of July 21, 1997, as amended.

“Trading Day” shall mean a day on which SWX Swiss Exchange is open for normal trading.

“Treasury Shares” shall have the meaning set forth in Section 2.1(b).

“X-Rite” shall have the meaning set forth on the cover page of this Agreement.

“X-Rite Shares” shall have the meaning set forth in Recital (B).